Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges and Ratio of Combined Fixed Charges and Preferred Stock Dividends

	Year ended December 31,			Three Months ended March 31,
	2015	2016	2017	2018
(in thousands)
Fixed charges:
Interest expense	$3,452	$5,951	$7,247	$1,866
Estimated interest within rental expense	—	—	—	—

Total fixed charges	$3,452	$5,951	$7,247	$1,866

Earnings available for fixed charges:
Pre-tax income (loss)	$(44,994)	$(50,636)	$(72,176)	$(4,814)
Add fixed charges	3,452	5,951	7,247	$1,866

Total earnings available for fixed charges	$(41,542)	$(44,685)	$(64,929)	(2,948)

Ratio of earnings to fixed charges	N/A (1)	N/A (1)	N/A (1)	N/A (1)

Fixed charges:
Interest expense	$3,452	$5,951	$7,247	$1,866
Estimated interest within rental expense	—	—	—	—

	3,452	5,951	7,247	1,866
Total fixed charges
Preferred stock dividends pre-tax income requirements	—	—	—	—

Total Combined fixed charges and preferred stock dividends	$3,452	$5,951	$7,247	$1,866

Earnings available for fixed charges:
Pre-tax income (loss)	$(44,994)	$(50,636)	$(72,176)	$(4,814)
Add fixed charges	3,452	5,951	7,247	$1,866

Total earnings available for fixed charges	$(41,542)	$(44,685)	$(64,929)	(2,948)

Ratio of earnings to fixed charges and preferred stock dividends	N/A (1)	N/A (1)	N/A (1)	N/A (1)

(1)	We did not record earnings for the periods indicated in the table above. Accordingly, our earnings were insufficient to cover fixed charges for such periods and we are unable to disclose a ratio of earnings to fixed charges or a ratio of earnings to combined fixed charges for such periods.